SCHEDULE 1

Name of Fund	Annual Fee as a Percentage of Average Daily Net Assets	Reapproval Date	Reapproval Day

BNY Mellon Core Plus ETF	0.200%	May 31, 2027	May 31st

BNY Mellon Active Core Bond ETF	0.200%	May 31, 2027	May 31st

BNY Mellon Municipal Short Duration ETF	0.175%	May 31, 2027	May 31st

BNY Mellon Municipal Intermediate ETF	0.175%	May 31, 2027	May 31st

BNY Mellon Municipal Opportunities ETF	0.250%	May 31, 2027	May 31st

BNY Mellon Emerging Markets Debt ETF	0.200%	May 31, 2028	May 31st

BNY Mellon Global Fixed Income ETF	0.200%	May 31, 2028	May 31st

BNY Mellon Multi-Sector Income ETF	0.200%	May 31, 2028	May 31st

Revised as of May 19, 2026